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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
          TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                     UNIVERSITY REAL ESTATE PARTNERSHIP V
                           (Name of Subject Company)

                     UNIVERSITY REAL ESTATE PARTNERSHIP V
                     (Name of Person(s) Filing Statement)

                 INCOME UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)

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                         CURTIS R. BOISFONTAINE, JR.              .
                         UNIVERSITY ADVISORY COMPANY
                         2001 ROSS AVENUE, SUITE 4600
                         DALLAS, TEXAS  75201
                         (214) 740-2200

                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                         with copy to:

                         SALLY SCHREIBER, ESQ.
                         MUNSCH HARDT KOPF HARR & DINAN, P.C.
                         4000 FOUNTAIN PLACE
                         1445 ROSS AVENUE
                         DALLAS, TEXAS 75202-2790
                         (214) 855-7598
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ITEM 1. SECURITY AND SUBJECT COMPANY

        This Schedule relates to Income Units of limited partnership interest (the "UNITS") in University Real Estate Partnership V, a California limited partnership (the "ISSUER"), which is the subject company. The address of the Issuer's principal executive offices is 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

ITEM 2. TENDER OFFER OF THE BIDDER

        This statement relates to the following tender offers:

        (1) The offer by Accelerated Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (collectively the "MACKENZIE BIDDERS"), to purchase up to 15,270 Units for cash at $45 per Unit less the amount of any distributions made or declared with respect to the Units between December 2, 1997 and December 31, 1997. Such offer has recently been supplemented to increase the cash purchase price to $55 per Unit less similar reductions for distributions. The address of the principal executive offices of the MacKenzie Bidders is 1640 School Street, Suite 100, Moraga, CA 94556.

        (2) The offer by Everest Properties II, LLC (the "EVEREST BIDDER") to purchase up to 568 Units for cash at $55 per Unit, less any cash distributions made to security holders by the Issuer after November 30, 1997 and any transfer fees charged by the Issuer. The address of the principal executive offices of the Everest Bidder is 199 S. Los Robles Ave., Suite 440, Pasadena, California, 91101.

        (3) The offer by Bond Purchase, L.L.C. (the "BOND BIDDER") to purchase up to 1,710 Units for cash at $57 per Unit, less any cash distributions declared to security holders by the Issuer after December 15, 1997. The address of the principal executive offices of the Bond Bidder is listed as P.O. Box 26730, Kansas City, MO 64196.

        The MacKenzie Bidders, the Everest Bidder and the Bond Bidder shall collectively be known as the "Bidders" and their respective offers to purchase Units shall collectively be known to as the "OFFERS."

ITEM 3. IDENTITY AND BACKGROUND

        (a) This Statement is being filed by the Issuer, acting through University Advisory Company ("UAC"), which is the General Partner of the Issuer. The address of the principal executive offices of the Issuer is 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

        (b) Except as provided below, to the best knowledge of UAC, there are no material contracts, agreements, arrangements, understandings, or actual or potential conflicts of interest between the Issuer and: (1) its executive officers, directors or affiliates including UAC; or (2) the Bidders, their executive officers, directors, or affiliates.

        A certain Limited Partnership Agreement dated August 12, 1977, was entered into by and between UAC and certain other parties set forth on Exhibit A thereto (the "AGREEMENT"). The Agreement was entered into for the purpose of investing in and operating a diversified portfolio of professionally managed real properties. The Agreement sets forth, among other things, UAC's duties, obligations and powers as general partner of the Issuer, as well as the ability of the limited partners of the Issuer to remove UAC, as general partner. The Agreement describes, at Section 6, the terms of compensation payable to UAC for various functions including (i) a property management fee of up to 5% of the gross rents from tenants at and from other income from the Issuer's real properties, (ii) a general partner's interest fee including a fee of 8% of distributions from Operational Cash Flow, a fee of 1% of distributions by the Issuer from certain other sources, and up to an additional 11% of certain distributions from other sources made after payments made to the limited partners of the Issuer, (iii) an investment advisory fee of 9% of the gross proceeds on the sale of limited partnership units, (iv) an acquisition fee of 9% of the proceeds of certain limited partnership units of the Issuer sold in connection with the acquisition by the Issuer of real property, and (v) a subordinated real estate commission of up to 9% of the gross proceeds from the sale of limited partnership units allocate to certain real properties sold by the Issuer.
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ITEM 4. THE SOLICITATION OR RECOMMENDATION

        The Issuer does not believe that any of the Offers are in the best interests of the Issuer or Issuer's security holders and that the security
holders should therefore reject such  Offers.   UAC has determined that the
Offers are not in the best interest of the security holders for the following reasons:

        (1) The price per Unit offered in the Offers does not adequately reflect the values inherent in the Units. Because the Units are not traded on an exchange nor is there any active trading market for the Units, they are essentially illiquid. Therefore, the Issuer believes that any trading prices that do exist do not reflect the values inherent in the Units. The price per Unit offered by the Bidders is even lower than the estimated liquidation value per Unit of $59.72, estimated by the MacKenzie Bidders in their tender offer materials.

        (2) A significant portion of the purchase price could go to pay taxes. Although each security holder's tax situation is different and neither UAC nor the Issuer has prepared an analysis of the tax ramifications of the tender offers made by the Bidders, it is likely that most security holders of the Issuer will pay income tax on an amount of income substantially greater than the actual cash to be received from any of the Bidders. The Issuer strongly recommends that each security holder of the Issuer consult his/her tax advisor on the tax ramifications of this tender offer and the effect of any negative capital accounts.

        (3) UAC and other parties are contemplating tender offers for the Units at a higher price than the tender offers submitted by any of the Bidders. UAC has been engaged in discussions and negotiations with other parties which are considering joining with UAC or its affiliates in making a tender offer for the Units of the Issuer at a price per Unit in excess of the prices offered by any of the Bidders. THERE CAN BE NO ASSURANCE THAT ANY SUCH OFFER WILL BE COMMENCED, IF COMMENCED, THE PRECISE TERMS OF THE OFFER, INCLUDING THE PRICE OR NUMBER OF UNITS SOUGHT, OR WHETHER THE OFFER WILL BE CONSUMMATED.

        (4) Although the MacKenzie Bidders' Offer does not fully disclose their intentions to seek control of the Issuer, it is UAC's belief that it is the MacKenzie Bidders' intention to gain control of the Issuer by acquiring Units. If the MacKenzie Bidders' Offer is successful, they could be in a position to influence voting decisions with respect to the Issuer and thereby control the Issuer's operations directly by removal of the general partner, or indirectly through a controlling vote on Issuer matters, including amendments to the Issuer's partnership agreement. The MacKenzie Bidders' Offer does not disclose whether they or one of their affiliates has expertise in the management of partnerships similar to the Issuer. Furthermore, the MacKenzie Bidders have not provided any information regarding its plans in the event that it acquires control of the business of the Issuer. As a result, the Issuer cannot fully evaluate the MacKenzie Bidders' performance record, expertise or intentions.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        The Issuer has not retained, employed or compensated any person to make solicitations or recommendations to security holders with respect to the Offers described in this statement.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

        (a) To the best knowledge of UAC, no transactions in the Units have been effected during the past 60 days by the Issuer, by UAC or by any executive officer, director, affiliate or subsidiary of the Issuer or UAC.


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        (b)     To the best knowledge of UAC, neither the Issuer nor UAC nor any of their respective executive officers, directors, affiliates or subsidiaries presently intends to tender to any of the Bidders any Units which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

        (a) Except for the possible tender offer to be made by UAC as described in Item 4 above, to the best knowledge of UAC, the Issuer has not entered into negotiations in response to any of the Offers that would result in an extraordinary transaction, a purchase, sale or transfer of a material amount of assets of the Issuer, a tender offer for or other acquisitions of securities by or of the Issuer, or any material change in the present capitalization or dividend policy of the Issuer.

        (b) To the best knowledge of UAC, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers that relate to or would result in one or more of the matters referred to above in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        (a)     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        (a) Recommendation letter by the Issuer to security holders dated December 16, 1997.

        (b)     None.

        (c) The Limited Partnership Agreement is incorporated by reference to Form 10 of the Registration Statement filed by the Issuer on January 6, 1978.


                                   SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


                        UNIVERSITY REAL ESTATE PARTNERSHIP V

                        By:     UNIVERSITY ADVISORY COMPANY, its general partner

                                By:     OS General Partner Company,
                                        its general partner


       12-16-97                         By:   /s/ David K. Ronck
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        (Date)                                David K. Ronck, Vice President




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